Exhibit 99.2

Pure NJ Logistics LLC

Financial Statements
As of December 31, 2024

Pure NJ Logistics LLC

Financial Statements

As of December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Members of Pure NJ Logistics LLC

Opinion

We have audited the financial statements of Pure NJ Logistics LLC (the “Company”), which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of operation and comprehensive income, statements of members’ deficit, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with U.S. GAAS, we:

●	Use professional judgment and exercise professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and internal control related matters identified during our audit.

/s/ Elkana Amitai CPA

Mitzpe Netofa, Israel

May 5, 2025

Pure NJ Logistics LLC

BALANCE SHEETS

U.S. dollars in thousands

		As of December 31,
		2024	2023
	Note	USD in thousands
ASSETS
Current assets
Cash and cash equivalents		47	66
Rental Deposit	3	247	247
Trade receivables		305	279
Other current receivables		19	7
Total current assets		618	599
Non-current assets
Fixed assets, net	4	212	241
Intangible assets	5	1,200	1,200
Operating lease right-of-use asset	6	5,679	6,519
Total non-current assets		7,091	7,960
TOTAL ASSETS		7,709	8,559
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Trade payables		8	112
Operating lease liability	6	830	773
Other current payables	7	63	114
Total current liabilities		901	999
Operating lease liability non-current	6	5,116	5,946
Members loans	8	1,120	1,120
TOTAL LIABILITIES		7,137	8,065
Members’ equity
Members Contributions		561	561
Retained Earnings		11	(67)
Total equity		572	494

TOTAL LIABILITIES AND MEMBERS’ EQUITY		7,709	8,559

The accompanying notes are an integral part of these consolidated financial statements.

Pure NJ Logistics LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

U.S. dollars in thousands except share and per share data

		Year ended December 31,
		2024	2023
	Note	USD in thousands
Revenues		2,463	2,438
Cost of revenues	9	(1,975)	(2,281)
Gross profit		488	157
Sales and marketing expenses		(60)	(28)
General and administrative expenses	10	(327)	(293)
Operating profit (loss)		101	(164)
Financial expenses, net	11	(23)	(21)
Net profit (loss)		78	(185)

The accompanying notes are an integral part of these consolidated financial statements.

Pure NJ Logistics LLC

STATEMENTS OF MEMBERS’ DEFICIT

For the year ended December 31, 2024

U.S. dollars in thousands

	Additional paid in capital	Accumulated Surplus (deficit)	Total equity
	USD in thousands
BALANCE AS OF DECEMBER 31, 2022	412	118	530
CHANGES DURING 2023:
Members contributions	149	-	149
Profit for the year	-	(185)	(185)
BALANCE AS OF DECEMBER 31, 2023	561	(67)	494
CHANGES DURING 2024:
Profit for the year	-	78	78
BALANCE AS OF DECEMBER 31, 2024	561	11	572

The accompanying notes are an integral part of these consolidated financial statements.

Pure NJ Logistics LLC

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023
	USD in thousands
Cash flows from Operating Activities
Loss for the year	78	(185)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	29	29
Changes in right of use asset	840	812
Changes in assets and liabilities:
Decrease (increase) in other current assets	(12)	131
Increase (decrease) in trade payables	(105)	102
Increase in trade receivables	(26)	(113)
Change in operating lease liability	(772)	(719)
Increase (decrease) in other payables	(51)	(306)
Net cash used in operating activities	(19)	(249)

Cash flows from Financing Activities
Members loans	-	159
Members contributions	-	149
Net cash provided by financing activities	-	308

Increase in cash and cash equivalents and restricted cash	(19)	59
Cash and cash equivalents and restricted cash at the beginning of the period	66	7
Cash and cash equivalents and restricted cash at the end of the period	47	66

The accompanying notes are an integral part of these consolidated financial statements.

Pure NJ Logistics LLC

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands except share and per share data

NOTE 1 - GENERAL

Pure NJ Logistics LLC (the “Company”) was incorporated in the State of New Jersey on February 28, 2022. The Company’s registered address is 1200 Fuller Road, Linden, NJ, USA.

The Company provides a range of logistics services through its warehouse operations. These services include container unloading and loading, short and long-term storage, packaging, and shipping of kits to customers. Additionally, the Company engages in Fulfillment by Amazon (FBA) activities, wherein sellers who do not have storage facilities with Amazon store their products with the Company, which then transfers these products to Amazon as required.

In March 2022, the company purchased a warehouse business from United Warehouse Inc. The company purchased 100% of the business. The purchased business included: a) equipment, furniture, vehicles, fixers, and other personal property. b) Customer and mailing lists. c) proprietary rights of the business. d) all of the seller’s rights, title, and interest in the administration and marketing owned by the seller and used in or which the seller has the right to use in the business, as well as all associated goodwill. The business purchase was to establish a warehouse business for the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation of the financial statements:

The Company’s financial statements have been prepared in accordance with the United States generally accepted accounting principles (U.S. GAAP) as set forth in the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (ASC).

b. Use of estimates, assumptions and judgments:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the financial statements, and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates.

Intangible assets

Intangible assets are tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment, the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and impairment loss is recognized.

Pure NJ Logistics LLC

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands except share and per share data

c. Financial statements in U.S. dollars:

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. The Company’s management believes that the functional currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars at each reporting period end in accordance with ASC No. 830 “Foreign Currency Matters.” All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financing income or expenses as appropriate.

d. Cash and cash equivalents:

Cash equivalents are short-term, highly liquid deposits that are readily convertible to cash with original maturities of three months or less, at the date acquired, and investments with maturities of longer than three months where the investment can be liquidated before the maturity date without a significant penalty.

e. Fair value of financial instruments:

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1	—	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2	—	Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

Level 3	—	Unobservable inputs are used when little or no market data are available.

The carrying amounts of cash and cash equivalents, trade payable and accrued expenses and other payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amount of warrant liabilities is recorded at the fair value at each reporting period.

f. Leases

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the Company’s consolidated balance sheet. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities were recognized based on the present value of the remaining lease payments over the lease term. When the Company’s lease did not provide an implicit rate, the Company used its incremental borrowing rate in determining the present value of lease payments. The implicit rate within the operating leases is generally not reasonably determinable, therefore, the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at the commencement date in determining the present value of lease payments.

Pure NJ Logistics LLC

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands except share and per share data

The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. The operating lease ROU asset excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has made an accounting policy election not to recognize ROU assets and lease liabilities that arise from short-term leases for facilities and equipment. Instead, the Company recognizes the lease payments in the statement of operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

g. Revenue recognition:

The Company applies ASC 606 “Revenue from contracts with customers” (“ASC 606”). Under ASC 606, revenue is measured as the amount of consideration the Company expects to be entitled to, in exchange for transferring products or providing services to its customers and is recognized when or as performance obligations under the terms of contracts with the Company’s customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (i) identify contract(s) with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) each performance obligation is satisfied.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether the goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services. The Company then allocates the transaction price (the amount of consideration the Company expects to be entitled to from a customer in exchange for the promised goods or services) to each performance obligation and recognizes the associated revenue when (or as) each performance obligation is satisfied.

h. Customer Concentration

For the fiscal year ended December 31, 2024, sales to major customers accounted for a significant portion of the Company’s total revenue. Revenue from Customer A amounted to approximately USD 393 thousand in 2024, compared to approximately USD 483 thousand during the same period in 2023. Revenue from Customer B totaled approximately USD 360 thousand in 2024, compared to approximately USD 66 thousand during the same period in 2023. Revenue from Customer C was approximately USD 300 thousand in 2024, compared to USD 0 thousand during the same period in 2023. Revenue from Customer D amounted to approximately USD 0 thousand in 2024, compared to approximately USD 255 thousand during the same period in 2023. These customers collectively represented approximately 43% of total revenue in 2024 and 24% in 2023.

NOTE 3 - RENT DEPOSIT

This amount relates to a security deposit required under the terms of the lease agreement for the Company’s warehouse facility. The deposit is held by the landlord for the duration of the lease and is restricted from general use by the Company. The funds will remain restricted until the lease terminates and all obligations under the lease are fulfilled.

Pure NJ Logistics LLC

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands except share and per share data

NOTE 4 - FIXED ASSETS, NET

	December 31,
	2024	2023
	USD in thousands
Cost:
Office furniture	51	51
Equipment	228	228
Vehicles	7	7
Total Cost	286	286

Less – accumulated depreciation	(74)	(45)
Fixed assets, net	212	241

Depreciation expenses for the years ended December 31, 2024, and December 31, 2023, were $29 and $29, respectively.

NOTE 5 - INTANGIBLE ASSET

As of December 31, 2024, the Company has recorded goodwill of $1,200 on the balance sheet. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations. Goodwill is not amortized but is subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that the asset might be impaired, no impairment was identified.

NOTE 6 - LEASES

As of December 31, 2024, the Company has a one year and 10 months lease for its warehouses with an option to extend the lease for another 5 years. The lease and the extension option end in November 30, 2025, and December 14, 2030, respectively.

As of December 31, 2024, the Right-of-Use (ROU) asset and corresponding lease liabilities are recorded as follows:

●	ROU Asset: $5,679

●	Current Lease Liability: $830

●	Non-Current Lease Liability: $5,116

The ROU asset is being depreciated over the initial lease term and is subject to impairment review as per the Company’s accounting policy. The lease liability represents the present value of future lease payments, discounted at the Company’s incremental borrowing rate of 3.5%.

The lease liability is classified as a current liability for the portion of payments due within 12 months and as a non-current liability for the remaining balance.

Pure NJ Logistics LLC

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands except share and per share data

Contractual undiscounted cash flow:

Year	USD
2025	1,022
2026	1,052
2027	1,084
2028	1,117
2029	1,150
2030	1,185
6,610

Lease information

	December 31,
	2024	2023
	USD in thousands
Operation lease cost	992	963

Total lease cost	992	963

	December 31,
	2024	2023
	USD in thousands
Operation cash flows from finance lease	992	963
Cash paid for amount included in the measurement of lease liability	772	719
Weighted average remaining lease term- operating lease	7	8
Weighted average discounted rate- operating lease	3.5%	3.5%

NOTE 7 - OTHER CURRENT PAYABLES

	December 31,
	2024	2023
	USD in thousands
Institutions	4	7
Accrued expenses	1	107
Others	58	-
	63	114

Pure NJ Logistics LLC

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands except share and per share data

NOTE 8 - MEMBERS LOANS

During the years ended December 31, 2024, and December 31, 2023, the Company received loans from its members to support its operations. The loans bear interest at a rate of 2% per annum. In 2024 and 2023 members provided loans totaling $0 and $15, respectively. Interest expenses related to these loans amounted to $22 and $20 for the years ended December 31, 2024, and 2023, respectively.

NOTE 9 - COST OF REVENUES

	Year ended December 31,
	2024	2023
	USD in thousands
Payroll and related expenses	486	549
Lease expenses and maintenance	1,341	1,342
Shipping and transportation expenses	81	343
Materials	32	14
Depreciation	29	29
Other	6	4
	1,975	2,281

NOTE 10 - GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2024	2023
	USD in thousands
Professional services	129	153
Office expenses	93	70
Insurance	10	8
Travel expenses	17	22
Other	78	40
	327	293

Pure NJ Logistics LLC

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands except share and per share data

NOTE 11 - FINANCIAL EXPENSE (INCOME), NET

	Year ended December 31,
	2024	2023
	USD in thousands
Member loan interest and others	22	20
Other	1	1
	23	21

NOTE 12 - RELATED PARTIES

a.	In support of the Company’s efforts and cash requirements, the Company may rely on advances from related parties until such a time that the Company can support its operations or attain adequate financing through sales of stock or traditional debt financing. There is no formal written commitment for continued support by related parties.

(i)	The transactions with the related party are as follows:

	Year ended December 31,
	2024	2023
	USD in thousands
Member loan interest	22	20
Revenue	615	686

(ii)	Balances owed to (by) related parties

	Year ended December 31,
	2024	2023
	USD in thousands
Member loan	1,120	1,120
Accrued interest to members	55	32
Accounts receivable	35	1
Deferred revenue	-	52

NOTE 13 - SUBSEQUENT EVENTS

On March 18, 2025, the Company was acquired by Smart Repair Pro, a wholly owned subsidiary of Jeffs’ Brands Ltd (Nasdaq: JFBR). Pursuant to the terms and conditions of the purchase agreement, Smart Repair Pro acquired 100% of the issued and outstanding equity interests of the Company from its existing members. Concurrent with the completion of the acquisition, the members’ loans were converted into equity. The total consideration for the acquisition comprised a base payment of $2,347, which included the rent deposit previously paid by the sellers, and an additional deferred payment of $500.